Exhibit 99.1

Mirics and Spreadtrum announce strategic partnership to deliver innovative CMMB solutions for PCTV applications

Solutions will integrate Mirics’ FlexiRF tuner technology and Spreadtrum’s CMMB demodulator and decoder system-on-chip

Fleet, UK, and Shanghai, China 3rd  December 2008: Mirics Semiconductor and Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum"), announce a strategic partnership focused upon delivering innovative embedded TV solutions for portable personal computer (PC) platforms that support the China Multimedia Mobile Broadcasting (CMMB) standard.

Complete hardware and software reference platforms targeting PCTV applications are at an advanced stage of development, and utilize Mirics’ ground-breaking FlexiRF(TM) integrated circuit (IC) tuner technology and Spreadtrum’s innovative demodulator and decoder system-on-chip (SoC). Commenting on the collaboration, Simon Atkinson, CEO, Mirics, said: “CMMB is the leading broadcast mobile TV standard in China. We are very pleased to be working closely with Spreadtrum to partner Mirics’ FlexiRF IC technology with Spreadtrum’s advanced CMMB SoC to deliver ready-to-go solutions enabling OEM’s to integrate broadcast mobile TV into notebook and sub-notebook PC’s, a fast growing consumer device segment within China.”

Dr Ping Wu, CEO, Spreadtrum, said: “We are delighted with this cooperation. As one of China's leading wireless baseband chipset providers, Spreadtrum is already a respected and successful innovator in the cellular handset segment. With this collaboration with Mirics, we can now address PCTV applications with reference designs that will enable manufacturers to easily integrate broadcast reception into PC’s. This partnership confirms Spreadtrum’s commitment to the evolution of wireless communication and multimedia technology.”  The companies are also collaborating on cellular handset reference designs for select OEM’s and ODM’s.

Availability

The CMMB PCTV reference platforms will be made available to lead customers and partners for PC platform integration from end-Q4 2008.

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About CMMB

For more information on China Mobile Multimedia Broadcasting, please check http://www.cmmb.org.cn

About Mirics

Mirics Semiconductor Inc. is a venture-backed fabless semiconductor company developing innovative RF silicon and software solutions to bring nomadic global broadcast TV and radio reception to portable and PC platforms. Founded in April 2004 and based in Hampshire, UK, Mirics has brought together a strong development and operations team with extensive experience in delivering high performance integrated circuits and algorithmic IP into high volume consumer applications.

Mirics was originally backed with Series A funding from Pond Venture Partners, Europe's largest early-stage technology fund.  In August 2007 the company closed a $12m Series B round securing backing from Intel Capital, the global investment arm of Intel Corporation, Acacia Capital Partners, and further investment from Pond Venture Partners.

www.mirics.com

About Spreadtrum

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

For more information, please check: www.spreadtrum.com

Spreadtrum Communications Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, without limitation, statements regarding the expectation that the strategic partnership between Mirics and Spreadtrum will develop reference designs that will enable manufacturers to easily integrate broadcast reception into PCs, the commitment to the evolution of wireless communication and multimedia technology, and the anticipated timing and availability of the CMMB PCTV reference platforms. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of CMMB technologies will grow, market acceptance of the CMMB PCTV reference platforms and CMMB technologies, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in the strategic partnership between Mirics and Spreadtrum; the state of and any change in Mirics’s and Spreadtrum’s relationships with their major customers; and changes in political, economic, legal and social conditions in China.  For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the "SEC "), including the registration statement on Form F-1 filed on June 26, 2007, as amended, and the annual report on Form 20-F filed on June 30, 2008, especially the sections under  "Risk Factors " and  "Management’s Discussion and Analysis of Financial Condition and Results of Operations, "and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contacts:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727

Email: news@spreadtrum.com

Mirics Semiconductor

Chet Babla

Tel : +44-7739-108-648

Email: press@mirics.com